UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Cue Biopharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22978P 106

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

711 Third Avenue, 17th Floor

New York, New York 10017

(212-907-7300)

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 22978P 106

1)	NAME OF REPORTING PERSON Christopher A. Marlett
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3)	SEC Use Only
4)	SOURCE OF FUNDS	WC, PF, OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES	7)	SOLE VOTING POWER	1,447,423[1]
BENEFICIALLY OWNED BY	8)	SHARED VOTING POWER	9,000[2]
EACH REPORTING	9)	SOLE DISPOSITIVE POWER	1,447,423[1]
PERSON WITH	10)	SHARED DISPOSITIVE POWER	9,000[2]

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,456,423[3]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.17%
14)	TYPE OF REPORTING PERSON	IN

[1]

Includes 845,582 issued and outstanding shares of Common Stock held in the Christopher A. Marlett Living Trust, of which Mr. Christopher A. Marlett is the sole trustee and 601,841 shares of Common Stock issuable on exercise of issued and outstanding warrants, held by MDB Capital Group LLC., of which the Reporting Person is Chief Executive Officer and Managing Member. Excludes shares underlying options issued to Christopher A. Marlett by Cue Biopharma, Inc. for services as a director.

[2]	Represents 9,000 shares of issued and outstanding Common Stock held by an IRA for Christopher A. Marlett.
[3]	Excludes shares underlying options issued to Christopher A. Marlett by Cue Biopharma, Inc. for services as a director.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the shares of common stock (the “Common Stock”) of Cue Biopharma, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 21 Erie St., Cambridge, Massachusetts 02139.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Christopher A. Marlett (the “Reporting Person”)

(b) The Reporting Person’s business address is 2425 Cedar Springs Road, Dallas, Texas 75201.

(c) The Reporting Person principal occupation is Chief Executive Officer of MDB Capital Group, LLC, an investment banking firm, with a business address at 2425 Cedar Springs Road, Dallas, Texas 75201. The Reporting Person is also a director of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds and Other Consideration.

The securities were acquired by the Reporting Person through the use of working capital of MDB Capital Group LLC, personal funds, and provisions of services.

Item 4.	Purpose of Transaction

The securities were acquired by investment and for personal services, all of which are to be held for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of his shares of Common Stock (or other securities of the Issuer); (ii) changing his current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer and derivative transactions.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Person does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j) Any action similar to any of those actions enumerated above.

Notwithstanding the foregoing, the Reporting Person is one of several directors of the Issuer. In the context of his obligations as a director, the Reporting Person may address one or more of the foregoing and decide on a corporate action that includes one or more of the foregoing. In some instances the decision as a director may have a consequence as to the Reporting Persons own holdings of the securities of the Issuer.

ITEM 5.	Interests in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 1,456,423 shares of Common Stock, representing 6.17% of the Issuer’s Common Stock, based on 22,994,143 issued and outstanding shares of the Issuer. The foregoing statement of interests in securities of the Issuer do not include 16,000 shares of Common Stock or any other shares of Common Stock underlying periodic options issued by the Issuer to the Reporting Person in consideration of his services as a director.

(b) The Reporting Person has (A) the sole power to vote and to dispose of 1,447,423 shares of Common Stock, and (B) the shared power to vote, or to direct the vote, or to dispose, or direct the disposition, of 9,000 shares of Common Stock. Of the 1,447,423 shares of Common Stock, 601,841 shares of Common Stock are obtainable upon exercise of two warrants, held by MDB Capital Group LLC, of which the Reporting Person is the Chief Executive Officer and managing Member. The Reporting Person disclaims beneficial ownership of 150,460 shares of Common Stock as to which he does not have pecuniary interest, which underlie two warrants held by MDB Capital Group LLC issued in connection with its being the private placement agent and underwriter for the Issuer. The foregoing statement of interests in securities of the Issuer do not include 16,000 shares of Common Stock or any other shares of Common Stock underlying periodic options issued by the Issuer to the Reporting Person for services as a director.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1.	Form of Warrant dated June 15, 2015, issued to MDB Capital Group, LLC (incorporated by reference of Exhibit 4.3 to Issuer’s Form S-1 Registration Statement, #333-220550, originally filed September 21, 2017).

2.	Form of Warrant, dated December 21, 2017, issued to MDB Capital Group, LLC (incorporated by reference of Exhibit 4.2 to Issuer’s Form S-1 Registration Statement, #333-220550, originally filed September 21, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: December 17, 2019

Christopher Marlett

/S/ Christopher A. Marlett